Contact

www.linkedin.com/in/chase-glick
(LinkedIn)

Top Skills

Operations Management
Consumer Products
Retail

Languages

English

Honors-Awards

Deans List

Chase Glick

Founder, CMO, Managing Member, and VP of Board of Managers
Changing How Alcohol Is Built, Sold, and Experienced.
Chicago, Illinois, United States

Summary

A PERSONAL MISSION
Chay Spirits began with Chase Glick's journey to balance his love for great-tasting spirits with his wellness goals. After losing 150lbs in his 20s, Chase often felt excluded when his friends were out enjoying their drinks. The available options were loaded with sugar and carbs making it difficult for him to participate in social moments without compromising his health.

IDENTIFYING THE GAP
Recognizing the lack of flavorful, perfectly sweetened alcoholic beverages that aligned with a wellness-focused lifestyle, Chase saw an opportunity to create beverages better for people like him who wanted to enjoy their social outings without sacrificing their goals/lifestyle.

A BETTER-FOR-YOU INNOVATION
Chay Spirits was created to fill this gap in the market with plant-based sweetened, zero sugar, low carb and all natural formulas that are bold in flavors. Chay is more than a spirits - it's a lifestyle for those who want to drink clean and live well.

THE RESULT
A new category of better-for-you spirits that combines innovation, uncompromising flavors, and a commitment to wellness, making indulgent drinking accessible for today's mindful consumers.

Experience

CHAY Spirits

Founder, CMO, Managing Member, and VP of Board of Managers
March 2021 - Present (5 years)
Chicago, Illinois, United States

When I was 23 years old, I weighed 350 pounds and was facing serious health issues. My doctors warned me that I was moments away from a heart attack if I did not lose weight. I took control of my health and committed to changing my lifestyle by eating differently, working out, and quitting drinking. After nearly a year of hard work, I lost over 100 pounds and regained my health.

Achieving this milestone came with a cost. My social life took a necessary back seat during my transformation, and FOMO is real. Once my confidence and health returned, I was ready to step back into social settings without compromising my commitment to health and wellness. That is when I realized there was no alcoholic option I could feel good about drinking or enjoy without regretting it the next day.

Ordering or mixing drinks while being carb and sugar conscious was frustrating. The options were either uninspired or unhealthy. Nothing on the market met my standards. So I decided to create something better. A drink with real flavor and real sweetness, without sugar or ingredients that derail healthier eating habits.

In 2020, after extensive research and countless taste tests, CHAY was born. Made with natural ingredients and sweetened with allulose, it became the vodka I always wished existed. Creating a better option that fits into modern lifestyles is the mission behind CHAY Spirits.

CHAY Brands

Founder/CMO

March 2021 - Present (5 years)

Chicago, Illinois, United States

Chay is a lifestyle better-for-you brand. Our innovative products range from Vodka Infused with Natural Flavors to Vodka Based RTDs which are; natural, sugar-free, zero net carbs, and plant-based sweetened.

I started CHAY Brands after my 100+lb weight loss. After reflecting on my weight loss journey, I realized that I missed out on a large part of my social interactions. I struggled to socialize because the market did not offer clean better-for-you spirits. I created CHAY brands to give mindful drinkers the ability to never miss out again, the way I did.

IPBG Food Group Distribution

Director of Product Development

May 2018 - April 2020 (2 years)

New York, United States

• Creating and enhancing products that fill a niche in the market or allow their clients to remain
competitive.

• Determining product specifications according to a number of various factors and uses.

• Supporting manufacturing and design activities by developing prototypes for products in development.

• Consulting market research materials and sales data to ensure that products are viable and
competitive.

• Submitting proposals and designs for evaluation by the project team and management before moving to
the next stage.

Really, LLC.

Project Coordinator

May 2017 - August 2017 (4 months)

Greater Chicago Area

• Increased operation efficiency by serving as intermediary between Principal, factory, warehouse and product development staff

• Created sales and marketing materials for firm's clients presentations

• Learned logistical structures and models of firm's current and future consumer products

Education

University of Miami

Bachelor of Science (BSC), Entertainment, and Media Management · (2014 - 2018)